MIM Corporation
100 Clearbrook Road
Elmsford, NY 10523

January 28, 2004

Mr. Barry A. Posner
Executive Vice President and
    General Counsel
MIM Corporation
100 Clearbrook Road
Elmsford, NY 10523

      Re: Employment Agreement

Dear Barry:

Reference is made to the Employment Agreement, dated as of March 1, 1999, by and between MIM Corporation, a Delaware corporation, and yourself, as amended to date (the "Employment Agreement"). Capitalized terms used herein and not defined shall have the meaning ascribed thereto in the Employment Agreement.

This will confirm our agreement that the Term of the Employment Agreement is extended for an additional two years through February 28, 2006. Except as modified hereby, the Employment Agreement shall remain unmodified and in full force and effect.

Kindly signify your agreement to the foregoing by signing below.

Sincerely,

MIM Corporation

By: /s/ Richard H. Friedman
       Richard H. Friedman, Chairman and CEO

Agreed and Accepted
this __ day of January, 2004:

/s/ Barry A. Posner
Barry A. Posner